

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2019

Robert Davidson
Chief Executive Officer
Cure Pharmaceutical Holding Corp.
1620 Beacon Place
Oxnard, CA 93033

Re: Cure Pharmaceutical Holding Corp.
Preliminary Proxy Statement on Schedule 14A
Filed June 14, 2019
File No. 000-55908

Dear Mr. Davidson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed June 14, 2019

General

1. Please include a form of proxy card marked as "preliminary" in your next amendment.

2. We note that your forum selection provision identifies a state court located within the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform

investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction

cc: Peter DiChiara